Exhibit 99.1

1 | P a g e

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	March 31,	December 31,
		2012	2011

ASSETS
Current assets
Cash and cash equivalents		37,622	34,853
Restricted cash		1,627	1,619
Funds receivable from payment processors		3,726	10,837
Security deposits		2,665	2,461
Accounts receivable		1,782	2,411
Prepaid expenses and other assets		1,146	1,013
Total current assets		48,568	53,194

Non-current assets
Property and equipment		1,765	1,712
Intangible assets		4,159	4,566
Goodwill		2,580	2,580
Deferred tax assets		1,664	1,575
Other assets		635	658
Total non-current assets		10,803	11,091
Total assets		59,371	64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		3,033	3,455
Payable to loyalty program partners		34,621	40,048
Provisions		74	98
Current portion of other liabilities		566	765
Total current liabilities		38,294	44,366

Non-current liabilities
Other liabilities		891	877
Total non-current liabilities		891	877

Total liabilities		39,185	45,243

SHAREHOLDERS’ EQUITY
Share capital	4	57,864	57,378
Contributed surplus		9,772	9,671
Accumulated other comprehensive income		26	43
Accumulated deficit		(47,476)	(48,050)
Total shareholders’ equity		20,186	19,042
Total liabilities and shareholders’ equity		59,371	64,285

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 | P a g e

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	Note	2012	2011

REVENUE
Principal		25,340	26,697
Other partner revenue		2,689	1,771
Interest		9	5
Total Revenue		28,038	28,473

EXPENSES
Direct cost of principal revenue		21,632	23,385
Employment costs		3,594	3,244
Marketing & communications		406	279
Technology services		134	146
Depreciation and amortization		661	445
Foreign exchange gain		(45)	(68)
Operating expenses		1,155	1,106
Total Expenses		27,537	28,537

OPERATING INCOME (LOSS) BEFORE INCOME TAX		501	(64)

Deferred income tax (recovery) expense		(73)	125
NET INCOME (LOSS)		574	(189)

OTHER COMPREHENSIVE (LOSS) INCOME
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $12 (2011: $60)		34	153
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense $18 (2011: $46)		(51)	(118)
Other comprehensive (loss) income for the year, net of income tax		(17)	35
TOTAL COMPREHENSIVE INCOME (LOSS)		557	(154)

EARNINGS PER SHARE
Basic earnings (loss) per share	5	0.04	(0.01)
Diluted earnings (loss) per share	5	0.04	(0.01)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 | P a g e

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

Expressed in thousands of United States dollars
(Unaudited)

			Attributable to equity holders of the Company
	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
		Surplus		gains (losses)	other com-	deficit	shareholders’
				on cash flow	prehensive		equity
				hedges	income (loss)

Balance at December 31, 2011	57,378	9,671	67,049	43	43	(48,050)	19,042
Net income	-	-	-	-	-	574	574

Other comprehensive loss	-	-	-	(17)	(17)	-	(17)
Total comprehensive income	-	-	-	(17)	(17)	574	557
Effect of share option compensation plan	-	201	201	-	-	-	201
Effect of RSU compensation plan	-	17	17	-	-	-	17
Share issuances	486	(117)	369	-	-	-	369
Balance at March 31, 2012	57,864	9,772	67,636	26	26	(47,476)	20,186

Balance at December 31, 2010	56,683	9,255	65,938	297	297	(52,082)	14,153
Net loss	-	-	-	-	-	(189)	(189)

Other comprehensive income	-	-	-	35	35	-	35
Total comprehensive loss	-	-	-	35	35	(189)	(154)
Effect of share option compensation plan	-	169	169	-	-	-	169
Share issuances	65	(17)	48	-	-	-	48
Balance at March 31, 2011	56,748	9,407	66,155	332	332	(52,271)	14,216

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 | P a g e

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	Note	2012	2011

Cash flows from operating activities
Net income (loss) for the year		574	(189)
Adjustments for:
Depreciation of property and equipment		131	103
Amortization of intangible assets		530	342
Unrealized foreign exchange loss (gain)		263	(346)
Equity-settled share-based payment transactions	6	218	169
Deferred income tax (recovery) expense		(83)	125
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges		(23)	48
Changes in non-cash balances related to operations	8	1,368	2,393
Net cash provided by operating activities		2,978	2,645

Cash flows from investing activities
Acquisition of property and equipment		(184)	(160)
Additions to intangible assets		(123)	(516)
Net cash used in investing activities		(307)	(676)

Cash flows from financing activities
Proceeds from exercise of share options		369	48
Net cash provided by financing activities		369	48

Net increase in cash and cash equivalents		3,040	2,017
Cash and cash equivalents at beginning of the year		34,853	28,463
Effect of exchange rate fluctuations on cash held		(271)	330
Cash and cash equivalents at end of the period		37,622	30,810

Interest Received		10	6
Interest Paid		-	-

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5 | P a g e

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2012 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the IASB. The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 3rd, 2012.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3. SIGNIFICANT ACCOUNTING POLICIES

The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2011. Revised accounting policy for share-based payment transactions is as follows:

(a) Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

6 | P a g e

Under the share unit plan, the Corporation grants Restricted Share Units (RSUs) and Performance Share Units (PSUs) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

The estimated fair value of the share-based awards that are ultimately expected to vest based on performance-related conditions, as well as the awards that are expected to vest based on future service, are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

(c) New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three month period ended March 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements:

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)) as part of the first phase of its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The chapters of the standard released in 2009 only related to the classification and measurement of financial assets. In October 2010, the IASB included guidance on the classification and measurement of financial liabilities by issuing IFRS 9 (2010). In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Corporation does not expect the amendment to IAS 1 to have material impact on the financial statements.

7 | P a g e

4. SHARE CAPITAL

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2011	15,071,838	$57,378
Exercise of share options(1)	48,273	486
Balance at March 31, 2012	15,120,111	$57,864

(1)

31,416 options previously issued to employees were exercised at CAD$9.00 per share.
13,524 options previously issued to employees were exercised at CAD$4.60 per share.
3,333 options previously issued to employees were exercised at CAD$5.00 per share.

At March 31, 2012 all issued shares are fully paid. The holders of common shares are entitled to receive dividends if any, and are entitled to one vote per share.

5. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three month period ended March 31,	2012	2011
Net income (loss) for basic and diluted earnings per share available to common shareholders	$574	$(189)
Weighted average number of common shares outstanding – basic	15,078,862	14,987,898
Effect of dilutive securities – share-based payments	142,931	-
Weighted average number of common shares outstanding – diluted	15,221,793	14,987,898
Earnings (loss) per share - reported
Basic	$0.04	$(0.01)
Diluted	$0.04	$(0.01)

a) Basic earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b) Diluted earnings per share

Diluted earnings per share represents what the earnings per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an exercise price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

8 | P a g e

6. SHARE-BASED PAYMENT

At March 31, 2012, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in the three months ended March 31, 2012 and 2011 were calculated using the following weighted assumptions:

For the three month period ended March 31,	2012	2011
Dividend yield	NIL	NIL
Risk free rate	1.43%	2.29%
Expected volatility	64.77%	77.71%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan since January 1, 2012 is presented below:

	Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2012	876,121	$9.77
Granted	105,781	9.74
Exercised	(48,773)	7.51
Expired & Forfeited	(41,119)	8.42
Balance at March 31, 2012	892,010	$9.95
Exercisable at March 31, 2012	622,462	$10.76

Options available to grant	538,224

Share unit plan

On March 7, 2012, the Corporation implemented a new employee share unit plan, under which employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. For the three months ended March 31, 2012, a total of 45,014 RSUs were granted and outstanding. There were no PSUs outstanding as at March 31, 2012.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis.

9 | P a g e

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period and recorded as part of employment costs. The compensation cost that has been charged against profit or loss and included in employment costs is $218 for the three month period ended March 31, 2012 (2011 - $169).

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	2012	2013	2014	2015	2016	2017+
Operating leases(1)	3,959	703	728	714	725	728	361
Principal revenue(2)	75,325	17,567	28,586	29,172	-	-	-
	$79,284	$18,270	$29,314	$29,886	$725	$728	$361

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three month period ended March 31,	2012	2011
Decrease (increase) in funds receivable from payment processors	$7,111	$(1,581)
Increase in security deposits	(204)	(329)
Decrease (increase) in accounts receivable	629	(484)
Increase in prepaid expenses and other assets	(133)	(501)
Decrease in other assets	23	6
Decrease in accounts payable and accrued liabilities	(422)	(4)
Decrease in provisions	(24)	(34)
Decrease in other liabilities	(185)	(139)
(Decrease) increase in payable to loyalty program partners	(5,427)	5,459
	$1,368	$2,393

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

For the three months period ended March 31,	2012	2011

Revenue
United States	$20,006	$20,193
Europe	7,636	8,213
Canada and other	396	67
	$28,038	$28,473

Revenue
United States	72%	71%
Europe	27%	29%
Canada and other	1%	-
	100%	100%

10 | P a g e

Revenue earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At March 31, 2012, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 68% (2011 – 82%) of the Corporation’s total revenue.

11 | P a g e